Filed by STERIS plc
Commission File No.: 001-38848
Pursuant to Rule 425 under the Securities
Act of 1933, as amended

Subject Company: Cantel Medical Corp.
Commission File No.: 001-31337
Date: January 01/12/2021

Corrected Transcript

12-Jan-2021

STERIS Plc (Ireland) (STE)

Acquisition of Cantel Medical Corp by STERIS plc Call

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STERIS Plc (Ireland) (STE)
Acquisition of Cantel Medical Corp by STERIS plc Call
Corrected Transcript
12-Jan-2021

CORPORATE PARTICIPANTS

Julie Winter
Vice President, Investor Relations & Corporate Communications, STERIS Plc (Ireland)

Walter M. Rosebrough, Jr.
President, Chief Executive Officer & Director, STERIS Plc (Ireland)

George L. Fotiades
Chief Executive Officer & Director, Cantel Medical Corp

Michael Joseph Tokich
Chief Financial Officer, Senior Vice President & Treasurer, STERIS Plc (Ireland)

Daniel A. Carestio
Chief Operating Officer & Senior Vice President, STERIS Plc (Ireland)

OTHER PARTICIPANTS

Mike Matson
Analyst, Needham & Co. LLC

Larry S. Solow
Analyst, CJS Securities, Inc.

Lawrence Keusch
Analyst, Raymond James & Associates, Inc.

Michael Cherny
Analyst, BofA Securities, Inc.

Chris Cooley
Analyst, Stephens, Inc.

Matthew Mishan
Analyst, KeyBanc Capital Markets Inc.

Michael K. Polark
Analyst, Robert W. Baird & Co., Inc.

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 STERIS Plc (Ireland) (STE)Acquisition of Cantel Medical Corp by STERIS plc Call  Corrected Transcript12-Jan-2021          MANAGEMENT DISCUSSION SECTION  3  1-877-FACTSET www.callstreet.com  Operator: Good day, and welcome to STERIS's Acquisition of Cantel Medical Conference Call. All participants will be in listen-only mode. [Operator Instructions] After today's presentation, there will be an opportunity to ask questions. [Operator Instructions] Please note, today's event is being recorded.I would like to turn the conference call over to Julie Winter, Vice President of Investor Relations. Please go ahead, ma'am...Julie WinterVice President, Investor Relations & Corporate Communications, STERIS Plc (Ireland)Thank you, Rocco, and good morning, everyone. On today's call from STERIS, we have Walt Rosebrough, our President and CEO; Mike Tokich, our Senior Vice President and CFO; Dan Carestio, our Chief Operating Officer; and the CEO of Cantel Medical, George Fotiades. I do have a few words of caution before we open for comments.This webcast contains time-sensitive information that is accurate only as of today. Any redistribution, retransmission or rebroadcast of this call without the expressed written consent of STERIS is strictly prohibited. Some of the statements made during this review are or may be considered forward-looking statements. Many important factors could cause actual results to differ materially from those in the forward-looking statements including, without limitation, those risk factors described in STERIS's securities filings. The company does not undertake to update or revise any forward-looking statements as a result of new information or future events or developments. STERIS's SEC filings are available through the company and on our website.In addition, on today's call, non-GAAP financial measures, including adjusted earnings per diluted share, adjusted operating income, constant currency organic revenue growth and free cash flow maybe used. Additional information regarding these measures, including definitions, is available in today's release, also including reconciliation between GAAP and non-GAAP financial measures. Non-GAAP financial measures are presented during this call with the intent of providing greater transparency to supplemental financial information used by management and the board of directors and their financial analysis and operational decision making.With those cautions, I will hand the call over to Walt...Walter M. Rosebrough, Jr.President, Chief Executive Officer & Director, STERIS Plc (Ireland)Thank you, Julie, and good morning, everyone. It is our great pleasure to join you this morning to talk about our planned acquisition of Cantel Medical. We are excited to bring these two great organizations together. We've provided a PowerPoint presentation for your reference, but we will not be speaking directly from those slides. For anyone new to STERIS, our mission is to help our customers create a healthier and safer world. As our mission suggests, our customers always come first, followed closely by our people. Our belief is that if you serve the needs of these two core customers well, our shareholders will receive superior returns over time. This has been a successful model for STERIS for over a decade.We have grown meaningfully both organically and by acquisition, finishing last fiscal year with $3 billion in revenue and 13,000 associates around the globe. True to our customer-focused mission, over 3,000 of our

 STERIS Plc (Ireland) (STE)Acquisition of Cantel Medical Corp by STERIS plc Call  Corrected Transcript12-Jan-2021          people are in customer facing sales and service roles, a significant differentiator in our business. About three- quarters of our revenue are in the United States with the balance spread across the globe. Also three-quarters of our business is recurring revenue, which is a combination of service and consumables.We've organized our businesses around our core customers and report three business segments that represent those same customer groups. Our Healthcare segment generally supports healthcare procedural centers like hospitals and ambulatory surgery centers. Our Applied Sterilization Technologies segment, or AST, generally serves medical device companies. And our Life Sciences segment mainly support pharmaceutical manufacturing companies. We have a nice history of successful M&A transactions focused primarily on adding products and services that either expand our relationships with these customers and/or grow our geographical reach.And I'm sure many of you are familiar with Cantel. The business was founded in the early 1960s and has grown organically and through acquisitions to become a leader in dental and endoscopy infection prevention. We believe Cantel and STERIS are a great fit.I will now turn the call over to Cantel's CEO, George Fotiades, to provide an overview of Cantel. George?...George L. FotiadesChief Executive Officer & Director, Cantel Medical CorpYeah. Thank you, Walt. Good morning everyone. It is a pleasure to join the STERIS team to announce this exciting combination. Let me take a moment to walk through why we believe this is the right transaction at the right time for Cantel.At Cantel, we're always looking to become a more dynamic partner to all of our customers across business lines and to support them with ever improving solutions and unmatched customer service. This has been particularly true since the onset of the COVID-19 pandemic. Customers are more focused on infection prevention and control than ever before and are looking for more innovative and complete solutions to ensure they're protecting themselves and patients. The Cantel team has been focused on rising to the challenge by executing our Cantel2.0 strategy to develop more innovative solutions and expand the scale of our business. This combination with STERIS builds upon our strengths and it enables us to take a giant leap forward toward achieving our objectives while answering this call.Simply put, STERIS and Cantel are a perfect strategic fit. We've long admired STERIS for their track record of consistency and resiliency through market cycles and disruptions including the COVID pandemic, which has enabled them to become one of the most trusted names in the industry. The combined companies complement each other, providing a comprehensive portfolio of infection prevention and control solutions for hospitals, ambulatory surgery centers, dental offices and life science customers.Through our Hu-Friedy and Crosstex brands we bring dental solutions that create a Complete Circle of Protection for dental procedures and workflow. Additionally, our longstanding relationships with dental and hygiene schools, and comprehensive education and training programs are expected to provide even greater opportunities with future generations of dental professionals. We're confident we'll be able to drive broad-based adoption of our Complete Circle of Protection solutions and enhance STERIS's existing offering with our innovative portfolio and exceptional global team.Not only do we have complementary portfolios but our companies share a common culture built on customer- centric values. The transaction structure allows shareholders the opportunity to participate in the significant upside potential through ownership in the combined company while also providing them with immediate cash  4Copyright © 2001-2021 FactSet CallStreet, LLC  1-877-FACTSET www.callstreet.com

 STERIS Plc (Ireland) (STE)Acquisition of Cantel Medical Corp by STERIS plc Call  Corrected Transcript12-Jan-2021          value. With STERIS, we have the ability to accelerate our growth with the support of a stronger financial profile, greater global scale and comprehensive portfolio of leading brands. Our board and management team are unanimously in agreement that this transaction is in the best interest of our company and all of our stakeholders.I'd like to thank our employees. This transaction is a testament to their dedication and hard work. They have risen to meet every challenge, not only navigating the pandemic but exceeding expectations to deliver quality solutions to our customers. For Cantel employees, we expect this transaction to create growth and career development opportunities as part of a larger global organization. I'm very confident that the future is bright for STERIS and Cantel.With that, I'll turn the call back to Walt...Walter M. Rosebrough, Jr.President, Chief Executive Officer & Director, STERIS Plc (Ireland)Thank you, George, for your comments and for being with us, if virtually, today. In terms of the strategic rationale for this transaction, the product offering, global reach and customer set are naturally complementary to STERIS. Cantel's largest business, its Medical portfolio will add increased presence in endoscopy with a full suite of high level disinfection chemistries, equipment and services. It will also fill gaps in our portfolio for single-use accessories in the endoscopy space. In addition, we are excited to enter the dental business, extending STERIS into a new healthcare procedural customer base where there is an increasing focus on infection prevention protocols and processes.As we announced in our release this morning, we have agreed to pay a total of $4.6 billion to purchase Cantel. This is primarily a stock deal. We would anticipate that Cantel shareholders would own approximately 15% of the combined company. We anticipate closing by the end of our first quarter of fiscal 2022. We expect the transaction to be accretive to adjusted earnings per diluted share in the first year.Similar to prior transactions, we would expect to exceed our return hurdle for IRR and to generate ROIC above our cost of capital within three to five years. Cost synergies will be crucial to getting there and we currently believe we can generate about $110 million in annual savings within the first four years with about 50% captured in the first two years.Synergies will primarily be created through cost reductions in redundant public company and back-office overhead, commercial integration, product manufacturing and service operations. We anticipate longer-term revenue synergies as well, but we are not including any in our models as they are likely to be beyond the three- to four-year window before they are meaningful.We expect to fund the cash portion of the transaction and repay a significant amount of Cantel's existing debt with approximately $2 billion of new debt. We have obtained fully committed bridge financing to do so. In total, we expect our debt to EBITDA leverage to be just over 3 times following the close of this transaction, and we intend to pay that down closer to 2 times in the next several years.The cash generation of our combined businesses provides us the flexibility we need to continue investing for growth, at the same time we are paying down debt. While final decisions will not be made until closing, we would expect that our dividend philosophy and priorities for use of capital will remain the same.In closing, we are excited about this transaction. Cantel is an excellent strategic fit with STERIS. Together, we believe we can accomplish much more than either of us would alone. We will be a leading global provider of  5  1-877-FACTSET www.callstreet.com

STERIS Plc (Ireland) (STE)
Acquisition of Cantel Medical Corp by STERIS plc Call
Corrected Transcript
12-Jan-2021

products and services that meet the needs of growth areas within healthcare, procedures, devices, vaccines and biologics, and now dental.

Combined, we will offer a broader set of customers a more diversified selection of infection prevention and procedural products and services.

Based on Cantel's expectations for organic growth at the high end of our organic growth expectations, it is our belief that this transaction will allow STERIS to continue to generate mid- to high-single digit revenue growth and leverage that for double-digit earnings growth over time.

While this transaction will likely result in a slowdown of additional transactions in the near term, over the longer term our plans to grow through organic initiatives and M&A are unchanged.

And finally, we will continue to have a strong balance sheet and generate free cash flow that provides capacity for growth.

I want to thank George and the Cantel team for being open to combining with STERIS. And I want to recognize Chuck Diker who founded Cantel and for his many years as Chairman leading took this opportunity. At the time of our transaction, Chuck will join a list of distinguished entrepreneurs who successfully started businesses that make up STERIS today. From Bill Sanford and Ray Kralovic who started STERIS, Marlin Younker who started US Endoscopy, Gene Robinson who founded IMS, and Richard Steeves who founded Synergy Health.

With that, Julie, would you please open this floor for Q&A?

Julie Winter

Vice President, Investor Relations & Corporate Communications, STERIS Plc (Ireland)

Thank you, Walt and George, for your comments. Rocco, would you please give the instructions so we could get started on Q&A.

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STERIS Plc (Ireland) (STE)
Acquisition of Cantel Medical Corp by STERIS plc Call
Corrected Transcript
12-Jan-2021

QUESTION AND ANSWER SECTION

Operator: Yes, ma'am. We will now begin the question-and-answer session. [Operator Instructions] Today's first question comes from Mike Matson with Needham & Company. Please go ahead.

Mike Matson
Analyst, Needham & Co. LLC
Q

Yeah. Thanks for taking my questions. I guess, I'll start with George. I guess, first I'm not totally surprised to see this deal, what I am a little surprised by the fact that there is not more of a premium over where the shares closed yesterday, so I was just wondering if you could maybe address that?

George L. Fotiades
Chief Executive Officer & Director, Cantel Medical Corp
A

Well, look, first and foremost, we and the board approved this deal because we believe it's the best long-term opportunity for maximizing value. There is an opportunity here by participating in the STERIS stock for substantial upside potential of the combined company and of course the immediate cash value at our 52-week high. And be mindful of the fact that yesterday the stock was up meaningfully before this transaction was announced.

And look, as Walt pointed out, together we think we can drive growth faster together than we could on our own and we're allowing shareholders to participate in the significant upside particularly as we unlock these synergies.

Mike Matson
Analyst, Needham & Co. LLC
Q

Okay. Thanks. And then, I guess for the – for STERIS folks, for Walt, my math indicates we could see double-digit EPS accretion within a few years. Does that seem reasonable and consistent with your assumptions?

Michael Joseph Tokich
Chief Financial Officer, Senior Vice President & Treasurer, STERIS Plc (Ireland)
A

Yeah. Mike, this is Mike Tokich. Yeah. I would agree with your statement there. We could definitely see the double-digit increases in the bottom line for STERIS – for the combined company.

Mike Matson
Analyst, Needham & Co. LLC
Q

Okay, great. I'll let some other folks get on. Thanks.

Walter M. Rosebrough, Jr.
President, Chief Executive Officer & Director, STERIS Plc (Ireland)
A

Thanks, Mike.

Operator: And our next question today comes from Larry Solow with CJS Securities. Please go ahead.

Larry S. Solow
Analyst, CJS Securities, Inc.
Q

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STERIS Plc (Ireland) (STE)
Acquisition of Cantel Medical Corp by STERIS plc Call
Corrected Transcript
12-Jan-2021

Hi. Good morning, guys, and thanks for taking the call and congrats, it sounds like an exciting deal. Just a quick follow-up to that, and I realize there was no premium to yesterday's close, could you guys maybe discuss, have you been – how long you've been in talks or in discussions, has this come together rather fast or has this been sort of a longer term process. And is there any go-shop period or anything or – anything surrounding that?

Walter M. Rosebrough, Jr.
President, Chief Executive Officer & Director, STERIS Plc (Ireland)
A

I'll speak first, I guess. Obviously as we get further down the path, there'll be more disclosure in the space. But the last business flight that I took pre-COVID restrictions was March 13 to have dinner with George over this conversation. That wasn't our first conversation so that to give you some indication.

Larry S. Solow
Analyst, CJS Securities, Inc.
Q

Okay.

[indiscernible] (17:30)

George L. Fotiades
Chief Executive Officer & Director, Cantel Medical Corp
A

Yeah. I don't have much to add – I don't have much to add to that because he captured exactly. Obviously we've known STERIS a long time...

Larry S. Solow
Analyst, CJS Securities, Inc.
Q

Right.

George L. Fotiades
Chief Executive Officer & Director, Cantel Medical Corp
A

...lot of admiration for the company, that's probably the best way I can answer it.

Larry S. Solow
Analyst, CJS Securities, Inc.
Q

Okay. Obviously, didn't come together overnight. Okay. Great. Thanks. I appreciate it.

Walter M. Rosebrough, Jr.
President, Chief Executive Officer & Director, STERIS Plc (Ireland)
A

It came together over several years.

Larry S. Solow
Analyst, CJS Securities, Inc.
Q

Got you.

Operator: And our next question today comes from Larry Keusch with Raymond James. Please go ahead.

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STERIS Plc (Ireland) (STE)
Acquisition of Cantel Medical Corp by STERIS plc Call
Corrected Transcript
12-Jan-2021

Lawrence Keusch
Analyst, Raymond James & Associates, Inc.

Q

Thanks. Good morning, everyone. Congratulations. So just couple of questions for me. Maybe Walt, to start, I know – I know you touched upon this, but what about entering the dental market has you excited? Why do you think that's a good opportunity for STERIS?

Walter M. Rosebrough, Jr.
President, Chief Executive Officer & Director, STERIS Plc (Ireland)

A

Larry, great question [ph] and which (18:25) we thought of instead of them, so congratulations to the Cantel folks. But it fits exactly the model we're looking for. It's a procedural area in healthcare that requires infection prevention and actually is trying to up the game. So to us, it's a perfectly logical fit. Again, had we have been a little brighter, we would have gotten there earlier. They beat us to it and we congratulate them for that.

Lawrence Keusch
Analyst, Raymond James & Associates, Inc.

Q

Okay. Perfect. And then I guess two other quick ones for you. How we think about – or how you guys thinking about any FTC concerns or risks? I mean when you start to think about the [ph] ER (19:11) space, you're going to have – I suspect market share that's going to be close to 70%, and then the same thing in valves, you're going to have very strong market share when you put together the disposable valve. So how should we be thinking about FTC? And then I have one last one after that.

Walter M. Rosebrough, Jr.
President, Chief Executive Officer & Director, STERIS Plc (Ireland)

A

Yeah. I don't think we agree with your analysis, Larry, and we're not expecting any divestitures at this time. Obviously, we'll file the appropriate regulatory required issues in the US and Europe predominately. But we're not seeing anything like what you are. Thanks.

Lawrence Keusch
Analyst, Raymond James & Associates, Inc.

Q

Okay. Perfect. And then last one maybe for Mike. As we sort of just quickly do the math here and we'll obviously need to dig in a little bit more, kind of feels like maybe mid-single-digit-ish returns on invested capital, A, wanted to get a sense of how you're thinking about and what are you guys assuming for your cost of capital [indiscernible] (20:20) model? Thanks.

Michael Joseph Tokich
Chief Financial Officer, Senior Vice President & Treasurer, STERIS Plc (Ireland)

A

Yeah. As Walt said, we believe that within the next three to five years we will exceed both our return hurdle for IRR and generate above ROIC within those three years. Typically, we're looking at roughly about 10% IRR and our cost of capital is somewhere in the 6.5% to 7.5%, maybe 8% – 8%. So we'll be within those ranges or exceed those ranges in those three to five years.

Lawrence Keusch
Analyst, Raymond James & Associates, Inc.

Q

Okay.

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STERIS Plc (Ireland) *(STE)*
Acquisition of Cantel Medical Corp by STERIS plc Call
Corrected Transcript
12-Jan-2021

Walter M. Rosebrough, Jr.
President, Chief Executive Officer & Director, STERIS Plc (Ireland)
A

Mike – the numbers Mike quoted or hurdle rates not necessarily ...

[indiscernible] (20:58)

Michael Joseph Tokich
Chief Financial Officer, Senior Vice President & Treasurer, STERIS Plc (Ireland)
A

Correct.

Walter M. Rosebrough, Jr.
President, Chief Executive Officer & Director, STERIS Plc (Ireland)
A

... the rates that we have assumed in this transaction. So, we're above those hurdle rates.

Lawrence Keusch
Analyst, Raymond James & Associates, Inc.
Q

Okay. Great. Thank you.

Operator: And our next question today comes from Michael Cherny with Bank of America Merrill Lynch. Please go ahead. Mr. Cherny, is your line muted perhaps?

Michael Cherny
Analyst, BofA Securities, Inc.
Q

Hi. I am sorry, can you hear me now?

Walter M. Rosebrough, Jr.
President, Chief Executive Officer & Director, STERIS Plc (Ireland)
A

Yeah.

Michael Joseph Tokich
Chief Financial Officer, Senior Vice President & Treasurer, STERIS Plc (Ireland)
A

Perfect.

Walter M. Rosebrough, Jr.
President, Chief Executive Officer & Director, STERIS Plc (Ireland)
A

We can, Mike.

Michael Cherny
Analyst, BofA Securities, Inc.
Q

Hi. I apologize for that, three things going on at once. I apologize to come back to the most recent comment regarding the overlap in an antitrust, but maybe to ask it in a separate two-part question. Where are the areas where you do have the highest concentration in terms of the pro forma product portfolio? And I guess in the event that you feel comfortable that there won't be any divestitures required how does that then transition into some of the cross-sell opportunities you would hope to execute on once the deal closes?

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STERIS Plc (Ireland) (STE)
Acquisition of Cantel Medical Corp by STERIS plc Call
Corrected Transcript
12-Jan-2021

Walter M. Rosebrough, Jr.
President, Chief Executive Officer & Director, STERIS Plc (Ireland)
A

Yeah. I guess the first question is where we have the most concentration together. And it's obviously in that GI area where Cantel is very strong relative to us. But again that's a very broad space. We also have some minor crossover, I would say more in the hospital and ASC outside of that space, and every place else pretty much nonexistent.

Michael Cherny
Analyst, BofA Securities, Inc.
Q

And then so...

Walter M. Rosebrough, Jr.
President, Chief Executive Officer & Director, STERIS Plc (Ireland)
A

And in terms of synergies, they across – across virtually all of the operational areas of the business. So it's not necessarily sales. Clearly, we both do service and service is more flexible in terms of what space we're in. So we think there's significant opportunity there and geographic concentration is very useful because service people spend way too much time driving as it is. And so the more we can have folks driving less and doing more service, the better off we are. In the manufacturing footprint, even though we are in different product areas, if you will, or different customer spaces, a lot of manufacturing is similar, and so we think we have real opportunities in that area. And then of course, on a percentage basis by far it is corporate overhead type things which is normal in this type of transaction.

Michael Cherny
Analyst, BofA Securities, Inc.
Q

Got it. And I guess a second question maybe for George, but anyone can answer. In the past Cantel has talked about looking at some of the smaller assets to figure out the strategic fit within life sciences and obviously they have had varying levels, but typically steady performance. Does the evaluation of those assets – those pieces within the overall portfolio change now as part of the bigger STERIS entity or just everything as part of the deal really fit well in terms of what STERIS wants to have with the new go-to-market total product strategy?

Walter M. Rosebrough, Jr.
President, Chief Executive Officer & Director, STERIS Plc (Ireland)
A

Yeah. I would say on that one – this is Walt, sorry. I would say on that, when we work for a combination like this there are areas that we know a lot about and we have a great deal of, I'll call it, decision capacity at the time of announcement. But we think in areas where we have less knowledge, it's a bit presumptuous for us to go in assuming something. So we will take a look at that, work on it and make the appropriate decisions about it over time, but the area where obviously we are absolutely certain about our forward situation is dental because we think it's a natural strategic fit. The other things we will look at, we tend to like running things as opposed to selling things. So all things being equal, if you were a betting person you would bet we end up running it, but we have divested a few things over the last 15 years, but it's a very small minority.

Michael Cherny
Analyst, BofA Securities, Inc.
Q

Thank you, Walt.

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 STERIS Plc (Ireland) (STE)Acquisition of Cantel Medical Corp by STERIS plc Call  Corrected Transcript12-Jan-2021          Walter M. Rosebrough, Jr.President, Chief Executive Officer & Director, STERIS Plc (Ireland)You bet.  12  1-877-FACTSET www.callstreet.com  A  ...Operator: And our next question today comes from Chris Cooley with Stephens, Inc. Please go ahead...  Chris CooleyAnalyst, Stephens, Inc.Good morning and congratulations on the proposed merger. Just maybe two quick for me if I may for either maybe Walt or Mike. Walt, maybe following on with Larry's earlier question, when you think about the dental  Q  space, can you just maybe give us some broad goalposts in terms of what you see there as growth rates in kind of the relative margin profile for that business versus STERIS today?And then as my follow on, I'm just a little curious, you've done Key Surgical, you've now proposed Cantel here this morning and it looks obviously to be accretive. But when I think about kind of faster growing areas maybe out there in the broader space, help us just think about how you assess the allocation of capital to Cantel at this time versus maybe other opportunities or maybe there's other opportunities out there or higher valuation? I'm just kind of curious the thought process of the devotion of capital to Cantel at this time? Thank you...  Walter M. Rosebrough, Jr.President, Chief Executive Officer & Director, STERIS Plc (Ireland)  A  I guess, I'll go for the last question first and come back and Mike or George have other comments, happy to take them. But the short answer here is, this is such a natural strategic fit with our business that in the short term, without question, we mentioned the operating synergies we have which are all cost synergies, but it also then strengthens us kind of across the board in the spaces where Cantel is in its areas where we are generally weak. And then if you move to – and so we just think it's absolutely a perfect fit for our business.And in the long term, our view is that creates revenue synergies in addition to those that would – either one of us would be able to do individually. So we're very comfortable with both the growth rates which are in our view at or above our current level of growth rates organically, and the way it fits into our business. And all things being equal, we'll take strategic fit over a little bit of growth or a little bit of cash because in the long run we're very comfortable with that is more sure revenue and/or cost synergies than other areas. So at a high level that's, I think, the first answer.The second piece of this is, we really do like what Cantel has done in dental. We've looked at it in terms of their portfolio and where their position is. And we think it's just an excellent position and we look forward to helping grow that. We think that's a significant opportunity for us. Not completely untapped, but we do think there's opportunity for improvement in that space. And so we're very comfortable. Again, it's procedural, it's medical and there's a real need for infection prevention. And I think as do the Cantel people that it's very clear that the level of visibility to infection prevention, which we have been saying for a long time is rising and it's rising on bugs outrunning the drugs right now. And of course, coronavirus is just one example. Although this is obviously the broadest pandemic, we've had several little scares the last decade and we think we'll see more and more prevention of infection across the medical spectrum. We like the dental space that they have entered into. At a high level, that's it, Chris, we'll take culture and strategy fit as long as we're not either paying too much or super slow growth or something like that or low margins, that would be a different issue but this fits nicely in our portfolio.

STERIS Plc (Ireland) (STE)
Acquisition of Cantel Medical Corp by STERIS plc Call
Corrected Transcript
12-Jan-2021

I don't know, Mike or George, do you have any other comment.

George L. Fotiades
Chief Executive Officer & Director, Cantel Medical Corp
A

Yeah. Well, I'd say look, I talk about this being a perfect strategic fit, one of the things that makes it more perfect is the fit in dental. As COVID has certainly kicked the infection prevention needs up a notch considerably and for the long term, so the product portfolio that inside of STERIS perfectly complements Cantel, some things in there that I think complete this circle. The chemistries, sterile ones, sterility assurance products, biological indicators, they fit great into the portfolio. This gives us an even more comprehensive portfolio and you combine it with the people with the feet on the street that we have in dental, on the education side and in the schools, this is really, as I said, an incredible combination and why I think makes this a particularly natural fit for both companies.

Chris Cooley
Analyst, Stephens, Inc.
Q

Thank you.

Walter M. Rosebrough, Jr.
President, Chief Executive Officer & Director, STERIS Plc (Ireland)
A

You bet, Chris.

Operator: And our next question today comes from Matthew Mishan with KeyBanc. Please go ahead.

Matthew Mishan
Analyst, KeyBanc Capital Markets Inc.
Q

Hey, and thank you for taking the questions and congratulations on completing the deal to – on both sides. When we look at the combination now of US Endoscopy, Key Safety (sic) [Key Surgical] (31:20) and Cantel, directionally what's the combined revenue in that endoscopy area now?

Walter M. Rosebrough, Jr.
President, Chief Executive Officer & Director, STERIS Plc (Ireland)
A

There are so many pieces to that. In addition to endoscopy they sell in the different spaces. I don't think any of us know it off the top of our head, but it will be out there.

Matthew Mishan
Analyst, KeyBanc Capital Markets Inc.
Q

Okay. And just assuming that's now a much larger piece of the overall business, kind of how do you think about endoscopy over the next five years and the long-term growth drivers of that business?

Walter M. Rosebrough, Jr.
President, Chief Executive Officer & Director, STERIS Plc (Ireland)
A

Sure. It's very clear that endoscopy continues to grow faster than the average in our space. I think most noninvasive procedural techniques are going to grow faster than invasive – more invasive procedural techniques. We've long enjoyed being in the endoscopy space when we purchased US Endoscopy eight years ago. I had to look for help on that. But when we did that eight years ago, it was clearly our intent to do more in endoscopy. We talked about that at the time. We are very happy about Key because it adds portfolio. And then we're very, very happy about Cantel because it adds portfolio in that endoscopy space.

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STERIS Plc (Ireland) (STE)
Acquisition of Cantel Medical Corp by STERIS plc Call
Corrected Transcript
12-Jan-2021

There's still a lot of very big players in that space. We recognize that. But this gives us much more heft across the endoscopy area. And it's an area that we've always said we wanted to invest more in. And we've just been fortunate to be able to do these two transactions recently. Key, of course, is both in endoscopy and surgery, and Cantel is an endoscopy and other spaces in hospital. So [indiscernible] (33:16) but it's much more substantial than where we were, that's for certain.

Matthew Mishan
Analyst, KeyBanc Capital Markets Inc.

Q

Okay. And then Cantel had – has had Cantel 2.0 initiatives in place for the last – from this last year. Does that process continue or there's some pauses as you assess kind of how to integrate it?

George L. Fotiades
Chief Executive Officer & Director, Cantel Medical Corp

A

Walt, I'll be glad to answer that.

Walter M. Rosebrough, Jr.
President, Chief Executive Officer & Director, STERIS Plc (Ireland)

A

Yeah. George, please.

George L. Fotiades
Chief Executive Officer & Director, Cantel Medical Corp

A

Well, look, I think – I think the – this is what makes, as I said, a perfect fit opportunity for us to accelerate growth. If I were to go down the list of Cantel 2.0 initiatives and obviously in the interest of time, I'm going to be very brief. But we talk about the key account director program and expanding the share of wallet in the healthcare system. Obviously, this provides us a larger footprint and [indiscernible] (34:12) becoming a more important strategic partner.

The surgery center is very exciting to me because there, obviously, it's a broader portfolio. Key Surgical is an interesting company with its inside sales model. It's a very cost effective way of being able to reach many, many points of care, and could be an interesting opportunity here. I think we've already talked about dental what that can do to sort of accelerate the expansion of the Circle of Protection there. And Europe is another one we haven't spent a lot of time talking about, but obviously with the $1 billion outside the United States is a broader footprint, more scale and it's a great opportunity. So to me, this incredibly accelerates Cantel 2.0 as a big part of what this value can be longer term.

Matthew Mishan
Analyst, KeyBanc Capital Markets Inc.

Q

Okay. And then Walt...

Walter M. Rosebrough, Jr.
President, Chief Executive Officer & Director, STERIS Plc (Ireland)

A

Hey, Matt, excuse me...

Matthew Mishan
Analyst, KeyBanc Capital Markets Inc.

Q

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STERIS Plc (Ireland) (STE)
Acquisition of Cantel Medical Corp by STERIS plc Call
Corrected Transcript
12-Jan-2021

Yeah.

Walter M. Rosebrough, Jr.
President, Chief Executive Officer & Director, STERIS Plc (Ireland)
A

...excuse me, George answered a piece of it, but Dan Carestio is on the line and I think he may have a comment on the Key and Cantel space.

Daniel A. Carestio
Chief Operating Officer & Senior Vice President, STERIS Plc (Ireland)
A

Yeah. Can you hear me okay?

Matthew Mishan
Analyst, KeyBanc Capital Markets Inc.
Q

Yeah.

Daniel A. Carestio
Chief Operating Officer & Senior Vice President, STERIS Plc (Ireland)
A

Yeah. When you look at Key Surgical really because the way they put together a series of acquisitions over the last four or five years, the endoscopy business at Key is largely European business and the US business is largely SPD type business and the two are migrating now. But it's – I would say it's really in the early stages.

Matthew Mishan
Analyst, KeyBanc Capital Markets Inc.
Q

Okay. Excellent. And the last question, Walt, have you had a chance to do some diligence and further diligence on the REVOX opportunity down the road and can that be complementary to what you guys do in AST?

Daniel A. Carestio
Chief Operating Officer & Senior Vice President, STERIS Plc (Ireland)
A

Yeah. This is Dan Carestio. We at STERIS have always taken a technology neutral position and have looked at many different technologies and applications as it relates to either chemical, radiation, heat, sterilization. REVOX is interesting for sure as a [ph] flow temp (36:32) and it's something that we're going to get a lot smarter on between now and the time that the two companies come together officially.

Matthew Mishan
Analyst, KeyBanc Capital Markets Inc.
Q

Okay. Thank you very much.

Operator: [Operator Instructions] Our next question today comes from Michael Polark with Baird. Please go ahead.

Michael K. Polark
Analyst, Robert W. Baird & Co., Inc.
Q

Hey. Good morning. A couple of modeling ones. The tax rate, what happens as a result of this transaction, does STERIS mix higher for the Cantel contribution or is there a synergy opportunity there?

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STERIS Plc (Ireland) (STE)
Acquisition of Cantel Medical Corp by STERIS plc Call
Corrected Transcript
12-Jan-2021

Michael Joseph Tokich
Chief Financial Officer, Senior Vice President & Treasurer, STERIS Plc (Ireland)

A

Mike, there is definitely a slight synergy opportunity there just because of the way we will structure the acquisition. So a slight reduction in Cantel's overall effective tax rate is what we're assuming.

Michael K. Polark
Analyst, Robert W. Baird & Co., Inc.

Q

So slight reduction in Cantel's tax rate, but that rate is higher than yours. So...

Michael Joseph Tokich
Chief Financial Officer, Senior Vice President & Treasurer, STERIS Plc (Ireland)

A

Correct. Yeah.

Michael K. Polark
Analyst, Robert W. Baird & Co., Inc.

Q

...maybe a little – Yeah. Okay. But not the full amount. Got it.

Michael Joseph Tokich
Chief Financial Officer, Senior Vice President & Treasurer, STERIS Plc (Ireland)

A

Correct.

Michael K. Polark
Analyst, Robert W. Baird & Co., Inc.

Q

On the debt financing, $2 billion to support the transaction. I think four Key Surgical, STERIS was able to borrow at something like 150 basis points. Have rates moved? Should we be using something that's a little bit higher to model this out, how would you – how do you frame that for us?

Michael Joseph Tokich
Chief Financial Officer, Senior Vice President & Treasurer, STERIS Plc (Ireland)

A

Yeah. I think at this point in time, Mike, it's a little too early because as we look to put more permanent financing arrangements in place prior to close, I mean we have a lot of alternatives, term loans increasing our revolver, looking to do more private placement debt or even looking into go to the public market. So we still have to get our arms around how we're going to permanently finance this. So it's too early for us to comment. But we will have more comment upon the close of the transaction when we finalize the permanent financing.

Michael K. Polark
Analyst, Robert W. Baird & Co., Inc.

Q

Last one, definitely an annoying one, but where would you expect to report Cantel in your current segment paradigm, is this going to all layer into Healthcare, is there a piece that gets carved off into Life Sciences, is there a new dental segment, just how are you thinking about that at this early stage?

Walter M. Rosebrough, Jr.
President, Chief Executive Officer & Director, STERIS Plc (Ireland)

A

The answer is yes.

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STERIS Plc (Ireland) (STE)Acquisition of Cantel Medical Corp by STERIS plc Call  Corrected Transcript12-Jan-2021          Michael Joseph TokichChief Financial Officer, Senior Vice President & Treasurer, STERIS Plc (Ireland)Yes.  17  1-877-FACTSET www.callstreet.com  A  ...  Walter M. Rosebrough, Jr.President, Chief Executive Officer & Director, STERIS Plc (Ireland)  A  [indiscernible] (38:49) described it, they do fit naturally – as you know we report [indiscernible] (38:55) so they do fit naturally into those buckets. Dental does not fit naturally in those buckets, so we anticipate an additional segment...  Michael K. PolarkAnalyst, Robert W. Baird & Co., Inc.Okay. Thank you.  Q  ...Operator: And ladies and gentlemen, this concludes today's question-and-answer session. I'd like to turn the conference back over to Julie Winter for final remarks...Julie WinterVice President, Investor Relations & Corporate Communications, STERIS Plc (Ireland)Thanks, everybody for taking the time to join us this morning. As always, please feel free to reach out to Investor Relations either here at STERIS or at Cantel with any further question...Operator: And thank you attending today's presentation, ladies and gentlemen. We thank you all for your attendance. You may now disconnect your lines and have yourself a wonderful day.  DisclaimerThe information herein is based on sources we believe to be reliable but is not guaranteed by us and does not purport to be a complete or error-free statement or summary of the available data. As such, we do not warrant, endorse or guarantee the completeness, accuracy, integrity, or timeliness of the information. You must evaluate, and bear all risks associated with, the use of any information provided hereunder, including any reliance on the accuracy, completeness, safety or usefulness of such information. This information is not intended to be used as the primary basis of investment decisions. It should not be construed as advice designed to meet the particular investment needs of any investor. This report is published solely for information purposes, and is not to be construed as financial or other advice or as an offer to sell or the solicitation of an offer to buy any security in any state where such an offer or solicitation would be illegal. Any information expressed herein on this date is subject to change without notice. Any opinions or assertions contained in this information do not represent the opinions or beliefs of FactSet CallStreet, LLC. FactSet CallStreet, LLC, or one or more of its employees, including the writer of this report, may have a position in any of the securities discussed herein.THE INFORMATION PROVIDED TO YOU HEREUNDER IS PROVIDED "AS IS," AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, FactSet CallStreet, LLC AND ITS LICENSORS, BUSINESS ASSOCIATES AND SUPPLIERS DISCLAIM ALL WARRANTIES WITH RESPECT TO THE SAME, EXPRESS, IMPLIED AND STATUTORY, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, ACCURACY, COMPLETENESS, AND NON-INFRINGEMENT. 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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This communication contains forward-looking statements within the meaning of the federal securities laws about STERIS, Cantel and the proposed transaction. Forward-looking statements speak only as to the date the statement is made and may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,” “projects,” “targets,” “forecasts,” “outlook,” “impact,” “potential,” “confidence,” “improve,” “optimistic,” “deliver,” “orders,” “backlog,” “comfortable,” “trend”, and “seeks,” or the negative of such terms or other variations on such terms or comparable terminology. These forward-looking statements are based on our respective management’s current expectations, estimates or forecasts about our businesses, the industries in which we operate and current beliefs and assumptions of management and are subject to uncertainty and changes in circumstances. Readers of this communication should understand that these statements are not guarantees of performance or results. Many important factors could affect actual financial results and cause them to vary materially from the expectations contained in the forward-looking statements, including those set forth in this communication. No assurances can be provided as to any result or the timing of any outcome regarding matters described in STERIS’s or Cantel’s securities filings or otherwise with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, cost reductions, business strategies, earnings or revenue trends or future financial results. Unless legally required, STERIS and Cantel do not undertake to update or revise any forward-looking statements even if events make clear that any projected results, express or implied, will not be realized. These risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements include, without limitation:

•	the failure to obtain Cantel stockholder approval of the proposed transaction;
•
the possibility that the closing conditions to the proposed transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval and any conditions imposed on the combined entity in connection with consummation of the proposed transaction;

•	delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction;
•
the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated;

•	the occurrence of any event that could give rise to termination of the merger agreement;
•
the risk that shareholder/stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transactions or result in significant costs of defense, indemnification and liability;

•	risks related to the disruption of the proposed transaction to STERIS, Cantel and our respective managements;
•	risks relating to the value of the STERIS shares to be issued in the transaction;
•	the effect of announcement of the proposed transaction on our ability to retain and hire key personnel and maintain relationships with customers, suppliers and other third parties;

•	the impact of the COVID-19 pandemic on STERIS’s or Cantel’s operations, performance, results, prospects, or value;
•	STERIS’s ability to achieve the expected benefits regarding the accounting and tax treatments of the redomiciliation to Ireland (“Redomiciliation”);
•
operating costs, Customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, Customers, clients or suppliers) being greater than expected following the Redomiciliation;

•
STERIS’s ability to meet expectations regarding the accounting and tax treatment of the Tax Cuts and Jobs Act (“TCJA”) or the possibility that anticipated benefits resulting from the TCJA will be less than estimated;

•
changes in tax laws or interpretations that could increase our consolidated tax liabilities, including changes in tax laws that would result in STERIS being treated as a domestic corporation for United States federal tax purposes;

•	the potential for increased pressure on pricing or costs that leads to erosion of profit margins;
•
the possibility that market demand will not develop for new technologies, products or applications or services, or business initiatives will take longer, cost more or produce lower benefits than anticipated;

•
the possibility that application of or compliance with laws, court rulings, certifications, regulations, regulatory actions, including without limitation any of the same relating to FDA, EPA or other regulatory authorities, government investigations, the outcome of any pending or threatened FDA, EPA or other regulatory warning notices, actions, requests, inspections or submissions, or other requirements or standards may delay, limit or prevent new product or service introductions, affect the production, supply and/or marketing of existing products or services or otherwise affect STERIS’s or Cantel’s performance, results, prospects or value;

•
the potential of international unrest, economic downturn or effects of currencies, tax assessments, tariffs and/or other trade barriers, adjustments or anticipated rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs;

•	the possibility of reduced demand, or reductions in the rate of growth in demand, for STERIS’s or Cantel’s products and services;
•	the possibility of delays in receipt of orders, order cancellations, or delays in the manufacture or shipment of ordered products or in the provision of services;
•
the possibility that anticipated growth, cost savings, new product acceptance, performance or approvals, or other results may not be achieved, or that transition, labor, competition, timing, execution, regulatory, governmental, or other issues or risks associated with STERIS’s and Cantel’s businesses, industry or initiatives including, without limitation, those matters described in STERIS’s and Cantel’s respective Annual Reports on Form 10-K for the year ended March 31, 2020 and July 31, 2020, respectively, and other securities filings, may adversely impact STERIS’s and/or Cantel’s performance, results, prospects or value;

•	the impact on STERIS and its operations, or tax liabilities, of Brexit or the exit of other member countries from the EU, and STERIS’s ability to respond to such impacts;
•
the impact on STERIS, Cantel and their respective operations of any legislation, regulations or orders, including but not limited to any new trade or tax legislation, regulations or orders, that may be implemented by the U.S. administration or Congress, or of any responses thereto;

•
the possibility that anticipated financial results or benefits of recent acquisitions, including the acquisition of Key Surgical, or of STERIS’s restructuring efforts, or of recent divestitures, or of restructuring plans will not be realized or will be other than anticipated;

•	the effects of contractions in credit availability, as well as the ability of STERIS’s and Cantel’s Customers and suppliers to adequately access the credit markets when needed;
•	STERIS’s ability to complete the acquisition of Cantel, including the fulfillment of closing conditions and obtaining financing, on terms satisfactory to STERIS or at all; and
•	other risks described in STERIS’s and Cantel’s respective most recent Annual Reports on Form 10-K and other reports filed with the Securities and Exchange Commission.

Readers are cautioned not to place undue reliance on any forward-looking statements included in this communication, which speak only as of the date of this communication. We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by applicable law. This cautionary statement is applicable to all forward-looking statements contained in this communication.

No Offer or Solicitation

This announcement is for informational purposes only and is not an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor the solicitation of any vote or approval in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, STERIS will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS OF STERIS AND CANTEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to stockholders of Cantel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Cantel at its website, www.Cantelmedical.com, or by contacting Cantel’s Investor Relations Department at (973) 890-7220, or from STERIS at its website, www.steris.com, or by contacting STERIS’s Investor Relations Department at (440) 392-7245.

Participants in Solicitation

STERIS, Cantel and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning STERIS’s participants is set forth in the proxy statement, filed June 5, 2020, for STERIS’s 2020 annual meeting of shareholders as filed with the SEC on Schedule 14A and on certain of its Current Reports on Form 8-K. Information concerning Cantel’s participants is set forth in the proxy statement, filed November 18, 2020, for Cantel’s 2020 annual meeting of stockholders as filed with the SEC on Schedule 14A and on certain of its Current Reports on Form 8-K. Additional information regarding the interests of such participants in the solicitation of proxies, including direct and indirect interests, in respect of the proposed transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.